Exhibit 99.1

QIWI Announces 2018 Annual General Meeting

NICOSIA, CYPRUS – April 16, 2018 – QIWI plc (Nasdaq: QIWI), (MOEX: QIWI) (“QIWI” or the “Company”) today announced that its 2018 annual general meeting of shareholders (the “AGM”) will be held on Monday June 4, 2018, at 10:00 a.m. (Cyprus time) at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on April 16, 2018 are entitled to receive notice and to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (the “ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholders approval:

1.	to adopt the Company’s audited financial statements for 2017 financial year;

2.	to appoint EY as the Company’s Auditors and to fix Auditors’ remuneration;

3.	to elect Directors of the Board of Directors of the Company; and

4.	to approve Directors’ remuneration

Further details on the agenda and procedural matters related to the AGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, a copy of our 2017 Annual Report on Form 20-F and Board of Directors Nomination Form are available on our website at http://investor.qiwi.com.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.1 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 76 billion cash and electronic payments monthly connecting over 50 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order and pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com